Exhibit 99.1

Corporación América Airports S.A. Reports Flat Total Passenger Traffic in January 2020

Passenger traffic down 4.4% in Argentina and 5.5% in Uruguay, partially offset by growth in Ecuador, Armenia and Italy

LUXEMBOURG--(BUSINESS WIRE)--February 17, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary unchanged year-over-year passenger traffic in January 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jan'20(1)	Jan'19(1)	% Var.
Domestic Passengers (thousands)	4,109	4,006	2.6%
International Passengers (thousands)	2,229	2,339	-4.7%
Transit Passengers (thousands)	831	850	-2.3%
Total Passengers (thousands)	7,169	7,195	-0.4%
Cargo Volume (thousand tons)	30.6	32.8	-6.7%
Total Aircraft Movements (thousands)	71.7	74.7	-4.0%
  Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019 and 1,256 in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic Overview

Total passenger traffic in January 2020 remained relatively flat YoY, primarily reflecting declines of 4.4% in Argentina and 5.5% in Uruguay, partially offset by growth of 9.1% in Ecuador, 10.7% in Armenia and 4.3% in Italy, while traffic in Brazil remained unchanged.

In Argentina, total passenger traffic decreased 4.4% YoY, driven by a 13.1% decline in international passenger traffic, reflecting more difficult macro conditions in the country. This mainly reflects lower traffic to Brazil and other neighboring countries together with the reduction in routes and frequencies made by the airlines in recent months. Domestic passenger traffic remained flat compared with a particularly strong month in the year ago period, in addition to weak economic conditions this quarter. Furthermore, the Minister of Transport announced that starting May 2020, international air traffic to neighboring countries Brazil, Chile, Bolivia and Paraguay will be gradually reinstated at Aeroparque Airport.

In Italy, passenger traffic growth slowed to 4.3% YoY, driven by an increase of 7.5% at Florence airport reflecting Vueling’s four new routes opened last September and additional frequencies in its existing routes, which more than offset a high number of re-routed or cancelled flights due to adverse weather conditions. Passenger traffic at Pisa Airport increased 2.4% YoY, reflecting growth in aircraft movements and new flights to Brussels, Bucharest and Dublin by Ryanair and, to a lesser extent, the good performance of Air Arabia’s flights to Casablanca, Morocco. Furthermore, Albawings inaugurated a new route to Tirana, Albania.

In Brazil, estimated figures are disclosed given delays in the submission of information for 1,256 flights out of a total of 14,247 flights, due to information systems transition. Total passenger traffic remained relatively flat YoY reflecting the full recovery of the air network previously operated by Avianca Brasil. Domestic passenger traffic grew 2.7% YoY, while international passenger traffic increased 12.6% YoY. In addition, Latam Airlines added frequencies to the Northeast and Southeast during the summer season while Gol continues to add routes and frequencies in line with expansion plan with domestic and international flights at Brasilia Airport.

In Uruguay, passenger traffic declined 5.5% YoY, due to a 29.4% contraction on passenger traffic at Punta del Este Airport reflecting a reduction of Argentine passengers given difficult macro conditions, and to lesser extent, the cancellation of Avianca Airlines route to Lima, Perú, from Carrasco Airport. This was partially offset by the two additional frequencies to Madrid, Spain, opened by Iberia in July 2019.

In Armenia, total passenger traffic increased 10.7% YoY, benefiting from the addition of several routes and frequencies during 2019 and higher connectivity to Moscow, Russia, coupled with the good performance of Azimuth Airlines’ flights to Russian destinations Rostov and Sochi. Aircompany Armenia’s flights to regional destinations, as well as Tarom Avia’s route to Bucharest, Romania also contributed to traffic growth. Moreover, in January low-cost carrier Ryanair started operating from Zvartnots Airport, opening two-weekly flights to Rome and Milan, in Italy.

In Ecuador, total passenger traffic increased 9.1% YoY, driven by a 19.0% increase in international traffic, mainly reflecting the continued good performance of Jet Blue’s routes to Fort Lauderdale and New York, USA, American Airlines’ daily route to Dallas, USA, and Interjet’s daily routes to both Cancún and Ciudad de México, México. Growth was further supported by Iberia’s route to Madrid, Spain, opened in December, which more than offset the cancelation of Latam’s route to the same destination.

Cargo Volume and Aircraft Movements

Cargo volume declined 6.7% in January 2020, mainly as a result of declines of 23.7% in Brazil, 19.4% in Ecuador and 2.4% in Argentina, partially offset by a 19.7% increase in Armenia, 7.0% in Uruguay and 8.9% in Italy.

Aircraft movements declined 4.0% YoY in January 2020, driven by declines of 8.4% in Argentina, 2.9% in Brazil and 10.3% in Uruguay, partially offset by an increase of 4.8% in Ecuador, 14.9% in Armenia and 3.7% in Italy.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jan'20(1)	Jan'19	% Var.
Passenger Traffic (thousands)
Argentina	3,642	3,808	-4.4%
Italy	480	460	4.3%
Brazil(1)	1,876	1,866	0.5%
Uruguay	233	247	-5.5%
Ecuador	385	353	9.1%
Armenia	235	212	10.7%
Peru	318	249	28.0%
TOTAL	7,169	7,195	-0.4%

(1) Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019 and 1,256 in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

Cargo Volume (tons)
Argentina	18,386	18,845	-2.4%
Italy	1,119	1,027	8.9%
Brazil	4,612	6,042	-23.7%
Uruguay	2,043	1,909	7.0%
Ecuador	3,008	3,733	-19.4%
Armenia	1,028	859	19.7%
Peru	406	370	9.9%
TOTAL	30,602	32,784	-6.7%
Aircraft Movements
Argentina	36,756	40,140	-8.4%
Italy	4,818	4,644	3.7%
Brazil	14,247	14,670	-2.9%
Uruguay	3,535	3,941	-10.3%
Ecuador	7,495	7,154	4.8%
Armenia	2,238	1,948	14.9%
Peru	2,591	2,164	19.7%
TOTAL	71,680	74,661	-4.0%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 83.5 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411